UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934

Date of Report (Date of earliest event reported): August 1, 2019 (July 29, 2019)

MODERN MEDIA ACQUISITION CORP.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	001-38092	47-1277598
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3414 Peachtree Road, Suite 480 Atlanta, GA	30326
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (404) 443-1182

None

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of common stock, one right and one-half of one warrant	MMDMU	Nasdaq Capital Market

Common stock, par value $0.0001 per share	MMDM	Nasdaq Capital Market

Rights, each exchangeable into one-tenth of one share of common stock	MMDMR	Nasdaq Capital Market

Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50 per share	MMDMW	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Letter Agreement; Amendment to Business Transaction Agreement

As previously disclosed, Modern Media Acquisition Corp., a Delaware corporation (the “Company”), Akazoo Limited, a private company limited by shares incorporated under the laws of Scotland (“Akazoo”), Apostolos N. Zervos, acting in accordance with article 100-17 of the Luxembourg Company Act, on behalf and in the name of Unlimited Music S.A., a Luxembourg public limited company (société anonyme), and Modern Media LLC, a Georgia limited liability company acting in accordance with article 100-17 of the Luxembourg Company Act, on behalf and in the name of Modern Media Acquisition Corp. S.A., a Luxembourg public limited company (société anonyme) (“PubCo”), entered into a Business Transaction Agreement dated as of January 24, 2019 (the “Business Transaction Agreement”). Pursuant to the Business Transaction Agreement, the Company and Akazoo agreed, subject to the terms and conditions of the Business Transaction Agreement, to effect a combination of their respective businesses (the “Business Combination”).

On July 29, 2019, the Company, PubCo, Unlimited Music S.A., Akazoo and Macquarie Capital (USA) Inc. (solely for purposes of Section 13 to the agreement discussed below), entered into a Letter Agreement (the “Letter Agreement”) that, among other things, amended certain provisions of the Business Transaction Agreement to provide for the contemplated PIPE Financing (as defined below), which is expected to close immediately after the consummation of the Business Combination.

Pursuant to the Letter Agreement, the Business Transaction Agreement was amended to provide that consummation of the Business Combination is conditioned upon there being not less than $53 million of available cash between the Company’s trust account and any additional capital otherwise available to the Company at the time of consummation of the Business Combination, although such condition may be waived by Akazoo. Given the amount currently in the Company’s trust account, the Letter Agreement provides that, if received prior to August 16, 2019, any binding commitments to purchase PubCo Ordinary Shares (as defined below) in a private placement offering on terms agreed to by the parties to the Business Transaction Agreement (such private placement offering, the “PIPE Financing”) will be deemed additional capital otherwise available to the Company.

The parties to the Letter Agreement anticipate that the newly issued ordinary shares of PubCo (“PubCo Ordinary Shares”) sold in the PIPE Financing will be sold at a per-share price of $8.00.

The Letter Agreement also provides that, upon consummation of the Business Combination, Modern Media Sponsor LLC will forfeit 2.6 million PubCo Ordinary Shares and will forfeit 7.32 million warrants to purchase PubCo Ordinary Shares (“PubCo Warrants”) upon consummation of the PIPE Financing; provided, that if gross proceeds from the PIPE Financing are such that PubCo will have an aggregate of $60 million of available cash after consummation of the Business Combination and PIPE Financing, instead of the 2.6 million PubCo Ordinary Shares originally agreed to be forfeited in the Letter Agreement, the sponsor would forfeit 2.35 million PubCo Ordinary Shares and, if PubCo will have an aggregate of $70 million of available cash after consummation of the Business Combination and PIPE Financing, instead of the 2.6 million PubCo Ordinary Shares originally agreed to be forfeited in the Letter Agreement, the sponsor would forfeit 2.1 million PubCo Ordinary Shares.

The Letter Agreement also provides that, upon consummation of the Business Combination, amounts owed by the Company to certain creditors will be converted into PubCo Ordinary Shares and that the amount of expenses payable by the Company contemplated in the Business Transaction Agreement will be modified on a sliding scale, depending on the amount of available cash that the Company has upon consummation of the Business Combination and PIPE Financing. In addition, the Letter Agreement provides that, depending on the amount of available cash that the Company has upon consummation of the Business Combination and PIPE Financing, certain PubCo Ordinary Shares sold in the PIPE Financing may include PubCo Ordinary Shares held by former shareholders of Akazoo. Furthermore, the Letter Agreement provides that a certain number of PubCo Warrants will be issued for no additional consideration to holders of PubCo Ordinary Shares that previously held Akazoo equity, equal to the difference between the total amount of PubCo Warrants forfeited by the sponsor and the total amount of PubCo Warrants issued to investors in the PIPE Financing as an incentive to participate in the PIPE Financing, subject to a minimum issuance of PubCo Warrants which decreases as the amount raised in the PIPE Financing increases.

The Letter Agreement also provides PubCo with the ability to offer, for no additional consideration and as an incentive to certain investors purchasing PubCo Ordinary Shares in the PIPE Financing, up to an aggregate number of PubCo Ordinary Shares and PubCo Warrants corresponding to the number of PubCo Ordinary Shares and PubCo Warrants forfeited by the sponsor as described above.

The Letter Agreement also amends the form of Shareholders’ Agreement between PubCo and certain significant shareholders of PubCo, to be entered into upon consummation of the Business Combination. As amended, the form of Shareholders’ Agreement provides that (i) the rights of MIHI LLC and Modern Media Sponsor LLC to designate an observer to the PubCo Board of Directors will terminate upon expiration of those shareholders’ respective lock-up periods under their separate lock-up agreements to be entered into upon consummation of the Business Combination and (ii) after execution of the Shareholders’ Agreement, Mr. Lewis W. Dickey, Jr. will serve as the non-executive chairman of the PubCo Board of Directors for a period of one year and will serve as a member of the PubCo Board of Directors for a period of three years, receiving an annual fee of $330,000 in each of the three years he serves on the PubCo Board of Directors.

The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Number	Description

10.1	Letter Agreement by and among the Company, PubCo, Unlimited Music S.A., Akazoo and, solely for purposes of Section 13 thereof, Macquarie Capital (USA) Inc., dated as of July 29, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MODERN MEDIA ACQUISITION CORP.

Date: August 1, 2019	By:	/s/ Lewis W. Dickey, Jr.
		Name:	Lewis W. Dickey, Jr.
		Title:	President and Chief Executive Officer